RENEW ENERGY GLOBAL PLC

c/o Vistra (UK) Ltd, 3rd Floor, 11-12 St James’s Square

London SW1Y 4LB, United Kingdom

July 26, 2021

VIA EDGAR

Karina Dorin

Office of Energy & Transportation

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	ReNew Energy Global plc (the “Company”)
Registration Statement on Form F-4
File No. 333-256228

Dear Ms. Dorin:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the effective date of the Company’s Registration Statement on Form F-4 (File No. 333-256228) be accelerated by the Securities and Exchange Commission to 4:00 p.m. Washington D.C. time on July 28, 2021 or as soon as practicable thereafter, unless the Company notifies you otherwise prior to such time.

We request that we be notified of such effectiveness by a telephone call to Scott V. Simpson at +44 20 7519-7040 or Lorenzo Corte at +44 20 7519-7025 of Skadden, Arps, Slate, Meagher & Flom (UK) LLP, or Sharon Lau at +65 6437-5464 of Latham & Watkins LLP, and that such effectiveness also be confirmed in writing.

Very truly yours,

ReNew Energy Global plc

By:	/s/ Sumant Sinha
Name: Sumant Sinha
Title: Director

cc:	Philip Kassin
RMG Acquisition Corporation II

cc:	Sumant Sinha & D. Muthukumaran
ReNew Energy Global plc

cc:	Scott V. Simpson, Lorenzo Corte
Skadden, Arps, Slate, Meagher & Flom (UK) LLP

cc:	Sharon Lau, Rajiv Gupta & Ryan J. Maierson
Latham & Watkins LLP